UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s earnings release for the year ended December 31, 2009.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                                                  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82    ☐

For Immediate Release
SQM REPORTS EARNINGS FOR 2009

Highlights
•	SQM reported earnings of US$327.1 million, the second highest earnings recorded in company history, lower only than results posted in 2008.
•	Earnings per ADR totaled US$1.24 for 2009, compared to US$1.91 recorded during the previous year.

Santiago, Chile, February 25, 2010.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the year 2009 of US$327.1 million (US$1.24 per ADR), a decrease of 34.8% with respect to 2008, when earnings totaled US$501.4 million (US$1.91 per ADR). Operating income reached US$441.9 million (30.8% of revenues), 22.4% lower than the US$632.2 million (35.6% of revenues) recorded the previous year. Revenues for 2009 totaled US$1,436.9 million, representing a decrease of 16.0% over the US$1,774.1 million reported in 2008.

Fourth quarter earnings were US$75.4 million (US$0.29 per ADR) compared to the fourth quarter 2008 figure of US$120.3 million (US$0.46 per ADR). Operating income for the fourth quarter reached US$99.9 million, lower than the US$150.8 million recorded for the same period of 2008. Revenues totaled US$387.7 million, compared to the fourth-quarter 2008 revenues of US$397.9 million.

Patricio Contesse, SQM’s Chief Executive Officer, stated, “The impact of the economic downturn took a toll on volumes in our Specialty Plant Nutrition, Iodine and Lithium business lines. Additionally, average 2009 prices in our fertilizer and lithium businesses were lower than those recorded during 2008. The Company did, however, benefit from higher average iodine prices and significantly higher potash volumes. While the overall results achieved in 2009 were lower than in 2008, net income and revenues recorded for 2009 were the second highest in Company history. In relative terms, SQM also outperformed counterparts in its main businesses and in particular those in the fertilizer industry.”

He continued, “Looking forward, we expect 2010 to be a transition year with higher volumes across all of our business lines, with lower average prices in our fertilizer and lithium businesses.  The increase in production and sales of potash will continue to be an important driver for SQM’s growth in 2010 as it was during 2009. Expansion plans for potash have moved forward according to plans, and for this year we are expecting potassium chloride production to be slightly higher than 1.4 million metric tons compared to the approximately 1.1 million metric tons (potassium chloride and potassium sulfate) produced in 2009. Our future investment plans are in line with this trend, and our total production should reach approximately 1.8 million metric tons during 2012.”

Mr. Contesse added, “Under current market conditions it is difficult to predict results for 2010. Although we anticipate that it is likely that potassium-related fertilizer prices will recover at the end of this year, average prices for 2010 should be lower than those recorded in 2009. Lower prices will be partially offset by higher volumes in all of our business lines, and in particular a significant increase in potash volumes.

Mr. Contesse concluded, “We are well positioned to react quickly to market changes in order to rapidly satisfy our customers’ needs. We are convinced that the long term drivers are in place in all of our business lines and that the products that we supply will help the world face today’s modern challenges: proper potash application will help to improve yields to feed a growing population; our SPN products can be used in modern agricultural techniques that maximize the efficiency of water and soil; our industrial nitrates store energy for continuous, clean electricity production; lithium based technology has made great strides as an efficient means to store and use energy in transportation systems; and new agrochemical applications for iodine will allow farmers to protect both their crops and the environment. I believe that these factors are stronger than ever and will propel the expected future growth of SQM in the coming years.”

Segment Analysis

Specialty Plant Nutrition (SPN)

Specialty Plant Nutrition revenues for 2009 totaled US$648.7 million, 33.7% lower than the US$978.9 million recorded for 2008.

Fourth quarter 2009 revenues reached US$167.0 million, a decrease of 12.7% over the US$191.4 million recorded in 2008.

Specialty Plant Nutrition Volumes and Revenues:
		2009	2008	2009/2008
Sodium Nitrate	Th. MT	16.5	22.8	-6.2	-27%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	392.1	538.2	-146.1	-27%
Specialty Blends	Th. MT	184.5	205.9	-21.4	-10%
Other non-SQM specialty plant nutrients (*)	Th. MT	90.3	103.1	-12.8	-12%
Potassium sulfate	Th. MT	133.4	138.3	-4.9	-4%
Specialty Plant Nutrition Revenues	MUS$	648.7	978.9	-330.2	-34%
*Includes trading of other specialty fertilizers.

Compared to 4Q08, the last quarter of 2009 reflected a shift in market conditions and market sentiment. The extreme caution observed at the end of 2008 and during the first half of 2009 has been replaced with a more optimistic outlook for demand across all of our fertilizer businesses. The important conclusion of contract negotiations between China and several important potash producers has eliminated the lack of price visibility that was keeping buyers on the sidelines of potassium-based markets for much of 2009. As a result, we have observed robust demand recovery in commodity potassium markets, which should translate into positive growth in our specialty fertilizer business.

Although volumes were lower year over year, we observed a positive trend in volume recovery throughout the year, a trend we expect to continue into 2010. Average prices for this business line in 2010 should be lower than in 2009, as potassium nitrate and other specialty fertilizers prices adjust to the newly established potash price.

We have expectations for continued demand recovery during the coming year, as economies in important markets begin to improve and credit restrictions ease. Fundamentals for this business line remain strong and should continue to drive this market in the medium- to long-term. Volumes for specialty plant nutrients in 2010 should be higher than those recorded during 2009. This tendency should continue and markets should reach pre-crisis levels by the end of 2011.

Specialty Plant Nutrition gross margin (1) for 2009 accounted for approximately 44% of SQM’s consolidated gross margin.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during 2009 totaled US$190.3 million, a 22.9% decrease with respect to the US$246.9 million reported for 2008.

Iodine and derivatives revenues for the fourth quarter of 2009 amounted to US$52.2 million, a 4.6% decrease with respect to the US$54.7 million recorded the previous year.

Iodine and Derivatives Volumes and Revenues:
		2009	2008	2009/2008
Iodine and Derivatives	Th. MT	7.2	10.5	-3.3	-32%
Iodine and Derivatives Revenues	MUS$	190.3	246.9	-56.6	-23%

As anticipated, volumes for iodine and derivatives fell significantly year over year, as more economically sensitive applications, such as biocides used in paints for construction and nylon used in the automotive industry, were hard hit by prevailing economic circumstances.

Sales volumes for 4Q09 were, however, higher than average sales during the first three quarters of the year, indicating a positive shift in demand in this market. We expect demand to continue to rebound during the following quarters, as more elastic uses return to normal demand levels. Overall demand for iodine should normalize by the end of 2010. Volumes for this business line in 2010 should be higher than those observed in 2009, but will not surpass pre-crisis volume levels.

Despite the impact of the prevailing economic trends on the iodine market during 2009, we are optimistic about the medium- to long-term growth prospects for the iodine market. Prices during 2009 increased in line with our October 2008 announcement and should remain at these levels in the short- to medium-term.

Gross margin for the Iodine and Derivatives segment accounted for approximately 13% of SQM’s consolidated gross margin in 2009.

Lithium and Derivatives

Revenues for the Lithium and Derivatives segment totaled US$117.8 million during 2009, a decrease of 31.6% with respect to the US$172.3 million recorded for 2008.

Fourth-quarter 2009 lithium revenues decreased 3.4% with respect to the fourth quarter of 2008, amounting to US$33.4 million, compared to US$34.6 million in 2008.

Lithium and Derivatives Volumes and Revenues:
		2009	2008	2009/2008
Lithium and Derivatives	Th. MT	21.3	27.9	-6.6	-24%
Lithium and Derivatives Revenues	MUS$	117.8	172.3	-54.5	-32%

The lithium market was hard-hit during 2009 as inventory optimization took place and overall consumption dropped. Applications related to industrial segments, such as air conditioning, ceramics and glass for construction, were hardest hit in the year.

Average prices for the business line will be lower in 2010 considering the 20% price reduction announced in September. Lower prices for lithium and derivatives, however, should accelerate demand recovery by creating incentives for new applications and recapturing market share of applications that stopped using lithium-based products because of higher prices.

We did, however, see a positive trend in volumes during 2009, in which sales volumes were higher quarter-over-quarter throughout the year. Continuing with the tendency observed during the last year, we have seen positive signs of recovery during the first quarter of 2010 in the lithium market. A strong rebound in demand for traditional, rechargeable batteries has driven volumes during the first months of the year. We anticipate volume recovery to continue throughout the year and believe that demand for this segment should stabilize by the end of 2010.

Gross margin for the Lithium and Derivatives segment accounted for approximately 11% of SQM’s consolidated gross margin in 2009.

Potassium Chloride

Potassium chloride revenues for 2009 totaled US$284.8 million, an increase of 103.4% with respect to 2008, when revenues amounted to US$140.0 million.

Potassium chloride revenues grew 52.4% in the fourth quarter, reaching US$74.3 million, compared to US$48.7 million for 2008.

Potassium Chloride Volumes and Revenues:
		2009	2008	2009/2008
Potassium Chloride	Th. MT	556.5	185.6	370.9	200%
Potassium Chloride Revenues	MUS$	284.8	140.0	144.8	103%

During 2009, we achieved our sales goal in potassium chloride tripling volumes recorded in 2008.

Much of 2009 was characterized by uncertainty in the potash market, and many buyers were reluctant to make purchases due to a lack of price visibility. During 4Q09, however, China settled an important contract which established a floor in pricing encouraging other important buyers to return to markets. As we expected, this newly established price has stirred demand at the distributor and farmer levels worldwide. As a result, there have been strong signs that demand has begun to increase, and we anticipate that demand levels and application rates will quickly normalize.

Despite the difficult market circumstances observed in 2009, demand fundamentals – such as population growth and changing diets – for this market remain intact. Compounding the effects of these long-term fundamentals are short-term demand drivers, such as the need to refill distributor inventories and to replenish soil nutrients. These factors set the stage for positive market growth in 2010. While growth in 2010 will be substantial, we do not expect market demand to reach pre-crisis levels before 2011.

SQM is well positioned as a small player in the potash market and, in addition, is well positioned to capture future growth. Our expansion plans in this business line have progressed as anticipated, and we expect 2010 production of potassium related products from the Salar de Atacama to be higher than production recorded in 2009. As a result, we have established a sales target of 1.1 million metric tons of potassium chloride for 2010, approximately double the volumes sold in 2009.

Gross margin for potassium chloride accounted for approximately 21% of SQM’s consolidated gross margin in 2009.

Industrial Chemicals

Industrial chemicals revenues for 2009 reached US$115.4 million, 6.7% lower than the US$123.6 million recorded in 2008.

Revenues for the fourth quarter totaled US$34.4 million, a decrease of 3.6% with respect to the fourth-quarter 2008 figure of US$35.6 million.

Industrial Chemicals Volumes and Revenues:
		2009	2008	2009/2008
Industrial Nitrates	Th. MT	149.2	161.9	-12.7	-8%
Boric Acid	Th. MT	3.4	7.2	-3.8	-53%
Industrial Chemicals Revenues	MUS$	115.4	123.6	-8.2	-7%

While demand for traditional applications of industrial chemicals was weak during much of 2009, we witnessed important growth in demand for nitrates used in thermal storage for solar electricity generation. We expect this trend to continue in the short- to medium-term as new projects continue to be developed. Additionally, recent announcements of government subsidies in European nations should continue to drive growth for this new application. Demand for nitrate salts used in thermal storage should have a positive impact on SQM’s margins in the short- to medium-term. We anticipate that volumes for solar salt applications in 2010 will be higher than those recorded during 2009.

Volumes for traditional industrial applications, especially explosives for infrastructure and civil works, are also showing positive signs of recovery. Demand for traditional uses of industrial chemicals should normalize by the end of 2010.

Gross margin for the Industrial Chemicals segment accounted for approximately 9% of SQM’s consolidated gross margin in 2009.

Other Commodity Fertilizers

Revenues from sales of other commodity fertilizers and other income reached US$79.8 during 2009, down from US$112.3 million in 2008. Revenues were impacted by lower generalized demand for commodity fertilizers and lower average prices.

Selling and Administrative Expenses

Selling and administrative expenses totaled US$78.9 million (5.5% of revenues) for 2009, compared to the US$85.7 million (4.8% of revenues) recorded during the same period of 2008.

Non-operating Income

The Company recorded a non-operating loss of US$37.0 million for 2009, which is higher than the US$19.3 million loss recorded in 2008:
•	In 4Q09, the Company provisioned approximately US$15 million related to the suspension of operations at the El Toco and Pampa Blanca mining facilities.
•	The Company has increased its financial debt and cash position/liquidity since 4Q08, which has led to higher financial expenses due to the negative carry of debt.
•
Lower earnings from investments in related companies also affected non-operating results, as the fertilizer business activities of our offshore affiliates were affected by lower global fertilizer prices

Notes:

(1)	Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

SQM is an integrated producer and distributor of specialty plant nutrients, iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s world leadership in its three core businesses: Specialty Plant Nutrition, Iodine and Lithium.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based on vast and high quality natural resources.
•	Know-how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales network with offices in more than 20 countries and sales in over 100 countries.
•	Synergies from the production of multiple products that are obtained from the same two natural resources.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information, contact:       Vargas, 56-2-4252485 / patricio.vargas@sqm.com
Mary Laverty, 56-2-4252074 / mary.laverty@sqm.com

For media inquiries, contact: Fernanda Guerra, 56-2-4252027 / fernanda.guerra@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws.

Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Income Statement
			For the 12-month period ended Dec. 31
(US$ Millions)	For the 4th Quarter
	2009	2008	2009	2008

Revenues	387.7	397.9	1,436.9	1,774.1

Specialty Plant Nutrition	167.0	191.4	648.7	978.9
Potassium Nitrate and Blended Fertilizers(1)	129.3	160.2	534.4	829.4
Potassium Sulfate	37.7	31.2	114.3	149.6
Iodine and Iodine Derivatives	52.2	54.7	190.3	246.9
Lithium and Lithium Derivatives	33.4	34.6	117.8	172.3
Potassium Chloride	74.3	48.7	284.8	140.0
Industrial Chemicals	34.4	35.6	115.4	123.6
Industrial Nitrates	33.4	33.8	112.2	117.1
Boric Acid	0.9	1.9	3.2	6.5
Other Income	26.4	32.8	79.8	112.3

Cost of Goods Sold	(228.3)	(198.4)	(764.4)	(945.7)
Depreciation	(39.3)	(27.0)	(151.7)	(110.6)

Gross Margin	120.1	172.4	520.8	717.9

Selling and Administrative Expenses	(20.1)	(21.7)	(78.9)	(85.7)

Operating Income	99.9	150.8	441.9	632.2

Non-Operating Income	(6.4)	(7.5)	(37.0)	(19.3)
Financial Income	3.4	7.2	13.5	13.9
Financial Expenses	(7.8)	(5.6)	(31.0)	(20.0)
Others	(2.0)	(9.1)	(19.5)	(13.2)

Income Before Taxes	93.5	143.3	404.9	612.9
Income Tax	(16.1)	(27.0)	(76.5)	(108.0)
Other Items	(2.1)	4.0	(1.3)	(3.5)

Net Income	75.4	120.3	327.1	501.4
Net Income per ADR (US$)	0.29	0.46	1.24	1.91

(1) Includes Yara Specialty fertilizers and Other Specialty fertilizers

Balance Sheet

(US$ Millions)	As of December 31
	2009	2008

Current Assets	1,745.1	1,339.4
Cash and cash equivalents (1)	545.4	323.9
Accounts receivable (2)	378.4	379.1
Inventories	637.7	540.7
Others	183.6	95.7

Fixed Assets	1,324.4	1,119.9

Other Assets	133.6	107.9
Investments in related companies (3)	83.9	67.6
Others	49.7	40.3

Total Assets	3,203.1	2,567.2

Current Liabilities	545.5	445.9
Short-term interest-bearing debt	267.1	141.7
Others	278.3	304.2

Long-Term Liabilities	1,145.0	611.1
Long-term interest-bearing debt	1,035.2	515.9
Others	109.7	95.2

Minority Interest	46.1	47.1

Shareholders' Equity	1,466.6	1,463.1

Total Liabilities & Shareholders' Equity	3,203.1	2,567.2

Current Ratio (4)	3.2	3.0
Net Debt / Total Capitalization (5)	33.3%	18.1%

(1) Cash + time deposits + marketable securities
(2) Accounts receivable + accounts receivable from related co.
(3) Investments in related companies net oe goodwill and neg. goodwill
(4) Current assets / current liabilities
(5) Net interest-bearing debt/ (Net interest-bearing debt + equity+ minority int.)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer & Business Development SVP

Date: February 25, 2010